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                            January 28, 2022

       Neela Paykel
       General Counsel and Corporate Secretary
       Hyperfine, Inc.
       351 New Whitfield Street
       Guilford, Connecticut 06437

                                                        Re: Hyperfine, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 24,
2022
                                                            File No. 333-262300

       Dear Ms. Paykel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              John Condon